

Mail Stop 3561

November 29, 2016

Via E-mail
Mr. James R. Porter
Chief Financial Officer
Alamos Gold Inc.
Brookfield Place
181 Bay Street
Suite 3910
Toronto, Ontario M5J 2T3

> **Re: Alamos Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 24, 2016**
> **Response dated October 31, 2016**
> **File No. 001-35783**

Dear Mr. Porter:

We have reviewed your October 31, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2016 letter.

Form 40-F for the Fiscal Year Ended December 31, 2015
Exhibit 99.2 Management's Discussion and Analysis

Highlight Summary Table, page 4

1.   We note your response to comment one and the non-GAAP measures included in management's discussion and analysis for the nine months ended September 30, 2016 in your Form 6-K furnished on November 21, 2016. We reissue our prior comment. We note on page 5 the total cash costs and all-in sustaining costs per ounce of gold at the individual mine level is not consistent with the label description of "total" costs. There

appears to be no differentiation in the label of the measures to indicate the difference in the calculations at the individual mine level as compared to the consolidated measures. Please revise to clarify these measures.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining